     As filed with the Securities and Exchange Commission on March 11, 1998
                                                   Registration No. 333-________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933


                       ANCOR COMMUNICATIONS, INCORPORATED
             (Exact name of registrant as specified in its charter)

        Minnesota                                   41-1569659
(State or other jurisdiction             (I.R.S. Employer Identification No.)
of incorporation or organization)

                             6130 Blue Circle Drive
                           Minnetonka, Minnesota 55343
                                 (612) 932-4000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                    Copy to:
           Kenneth E. Hendrickson                      Amy E. Ayotte
     Ancor Communications, Incorporated            Dorsey & Whitney LLP
           6130 Blue Circle Drive                 220 South Sixth Street
         Minnetonka, Minnesota 55343               Minneapolis, MN 55402
               (612) 932-4000                         (612) 340-6323
                       (Name, address, including zip code,
        and telephone number, including area code, of agent for service)

                                ---------------

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

=============================================================================================
                         CALCULATION OF REGISTRATION FEE
---------------------------------------------------------------------------------------------
                                               Proposed         Proposed
          Title of Each        Amount           Maximum          Maximum         Amount of
       Class of Securities      to be       Offering Price      Aggregate      Registration
        to be Registered    Registered(1)     Per Share*     Offering Price*        Fee
---------------------------------------------------------------------------------------------
          Common Stock
        ($.01 par value)      2,816,144          $7.69       $21,656,147.36      $6,389.00
=============================================================================================

* Estimated solely for purposes of computing the registration fee and based upon the average of the high and low sales prices for such Common Stock on March 9, 1998, as reported on the Nasdaq SmallCap Market.

(1) Pursuant to Rule 416 under the Securities Act of 1933, as amended, this Registration Statement also covers such indeterminate number of additional shares of Common Stock as may become issuable as a result of decreases in the conversion price of the Company"s Series C Preferred Stock and any future antidilution adjustments in accordance with the terms of the Series C Preferred Stock, the underlying shares of Common Stock of which are included for registration.

                                ---------------

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                   SUBJECT TO COMPLETION, DATED MARCH 11, 1998

                                   PROSPECTUS

                       ANCOR COMMUNICATIONS, INCORPORATED

                                   ----------
                               2,816,144 SHARES OF
                                  COMMON STOCK
                                ($.01 PAR VALUE)
                                   ----------

         This Prospectus relates to the offer and sale by certain persons listed under "Selling Shareholders" (collectively, the "Selling Shareholders") of (i) up to an aggregate of 2,816,144 shares (collectively, the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Ancor Communications, Incorporated, a Minnesota corporation ("Ancor" or the "Company") and (ii) in accordance with Rule 416 under the Securities Act of 1933, as amended (the Securities Act"), such presently indeterminate number of additional Shares as may be issuable upon conversion of the Company's Series C Preferred Stock (the "Series C Preferred Stock") as a result of stock splits, stock dividends and antidilution provisions (including decreases in the conversion price of the Series C Preferred Stock). See "Selling Shareholders" and "Plan of Distribution." The Company will not receive any proceeds from the sale of the Shares. The Company has agreed to pay the expenses of registration of the Shares, including legal and accounting fees.

         The Selling Shareholders currently hold 1,100 shares of Series C Preferred Stock. Each share of the Series C Preferred Stock has a stated value of $10,000 and converts into Common Stock, subject to certain restrictions, at a variable conversion rate equal to the lower of (i) the Maximum Conversion Price (as defined below) or (ii) the average of the three lowest closing bid prices of the Common Stock during the applicable Pricing Period (as defined below). The Maximum Conversion Price is equal to the lower of (i) $9.00 per share and (iii) a price which is set at a defined premium over the average closing bid price of the Common Stock for the 30 trading days following February 19, 1998. The applicable Pricing Period is a number of consecutive trading days immediately preceding the date of conversion of the Series C Preferred Stock initially equal to twelve and increased by one additional consecutive trading day for each full calendar month which has elapsed since February 19, 1998.

         Any or all of the Shares may be offered from time to time in transactions on the Nasdaq SmallCap Market or the Pacific Stock Exchange in brokerage transactions at prevailing market prices or in transactions at negotiated prices. See "Plan of Distribution."

         The Shares offered hereby have not been registered under the blue sky or securities laws of any jurisdiction, and any broker or dealer should assure the existence of an exemption from registration or effectuate such registration in connection with the offer and sale of the Shares.

         The Common Stock is traded on the Nasdaq SmallCap Market and the Pacific Stock Exchange. On March 9, 1998, the last sale price of the Common Stock as reported on the Nasdaq SmallCap Market was $7.375 per share.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY + +OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES+
+EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE       +
+SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE          +
+SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

        THE ACQUISITION AND OWNERSHIP OF THE COMMON STOCK INVOLVE A HIGH DEGREE OF RISK. THE COMMON STOCK SHOULD BE PURCHASED ONLY BY INVESTORS
                WHO ARE ABLE TO AFFORD THE RISK OF LOSS OF THEIR
                    ENTIRE INVESTMENT. (SEE "RISK FACTORS".)

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
                   EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
                  COMMISSION OR ANY STATE SECURITIES COMMISSION
                  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                      PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING THE ENTRY OF STABILIZING BIDS OR PENALTY BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND PASSIVE MARKET MAKING.

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered hereby in any jurisdiction in which it is not lawful or to any person to whom it is not lawful to make any such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof.

               The date of this Prospectus is __________, 1998.

                                TABLE OF CONTENTS
                                                               PAGE
                                                               ----
             Available Information .............................  5
             Incorporation of Certain Documents by Reference....  5
             Risk Factors.......................................  6
             Ancor Communications, Incorporated................. 14
             Selling Shareholders............................... 15
             Plan of Distribution............................... 18
             Experts ..........................................  19
             Legal Matters...................................... 19

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and to which reference is hereby made. Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. A copy of the Registration Statement is also available on the Commission"s EDGAR site on the World Wide Web at: http:\\www.sec.gov. In addition, the Common Stock of the Company is listed on the Nasdaq SmallCap Market and the Pacific Stock Exchange, and reports, proxy statements and other information concerning the Company can also be inspected at such exchanges.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents of the Company, which have been filed with the Commission, are hereby incorporated by reference in this Prospectus:

          (a) the Annual Report on Form 10-K for the year ended December 31,
     1997;

          (b) the description of the Common Stock contained in the Registration Statement on Form 8-A dated March 11, 1994, and any amendment or report filed for the purpose of updating such description filed subsequent to the date of this Prospectus and prior to the termination of the offering described herein.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document all or part of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits to such documents). Requests for such copies should be directed to Steven E. Snyder, Chief Financial Officer, Ancor Communications, Incorporated, 6130 Blue Circle Drive, Minnetonka, Minnesota 55343, telephone number (612) 932-4000.

                                  RISK FACTORS

     Prospective investors in the shares offered hereby should carefully consider the following risk factors, in addition to the other information appearing in or incorporated by reference in this Prospectus.

DEPENDENCE ON FIBRE CHANNEL PRODUCTS; COMPETING TECHNOLOGIES; UNCERTAINTY OF MARKET ACCEPTANCE OF FIBRE CHANNEL TECHNOLOGY

     The Company's current products are all designed to comply with the Fibre Channel standard for data communications network technology and to compete in the high performance local area network (LAN) market and as a switching device in high performance storage area network (SAN) markets. The Company's success will thus depend on the market acceptance of Fibre Channel as a technology for addressing data communications and data storage needs.

     In the LAN market Fibre Channel competes with a number of other network technologies, including both established technologies, such as Fiber Distributed Data Interface ("FDDI"), Ethernet, Fast Ethernet and Token Ring, and newer technologies that have not yet achieved wide market penetration, such as Gigabit Ethernet and Asynchronous Transfer Mode ("ATM"). The Company believes that users generally do not replace existing network technologies until system demands significantly strain their capacity, relying instead on interim solutions such as greater segmentation of networks using additional networks and routers. In addition, many users who install new network technology continue to choose the older, established technologies rather than newer technologies such as Fibre Channel. Furthermore, users who are replacing existing data communications networks may choose other new data communications technologies rather than Fibre Channel; in particular, many believe that ATM or Gigabit Ethernet products, which are available from a number of companies, are the most significant new technologies competitive with Fibre Channel. In order to gain market acceptance, the Company's products must be priced to provide a cost-effective alternative to competing technologies. Market acceptance of Fibre Channel technology may also be affected by the fact that Fibre Channel is not suitable for wide area network ("WAN") applications due to distance limitations specified in the American National Standard Institute ("ANSI") standards. There can be no assurance that Fibre Channel technology will gain widespread acceptance or that it will be able to compete successfully with existing or future technologies. The failure of Fibre Channel to gain widespread market acceptance or of the Fibre Channel market to expand would have a material adverse effect on the Company's business, financial condition and results of operations.

     In the SAN market, adoption of Fibre Channel requires computer systems manufacturers to convert from the Small Computer System Interface (SCSI) interconnect protocol currently being used by many manufacturers. While many computer systems manufacturers have announced their intentions to convert to Fibre Channel as the interconnect protocol for their products, there can be no assurance that this conversion will happen, or that other computer systems manufacturers will adopt the Fibre Channel protocol, on a timely basis or at all. Furthermore, there can be no assurance that these or other companies will incorporate switching devices, such as those sold by the Company, into their products on a timely basis or at all.

RAPID TECHNOLOGICAL CHANGE AND RISK OF TECHNOLOGICAL OBSOLESCENCE

     The data network communications and storage markets are characterized by rapid technological change, including changes in customer requirements, frequent new product introductions and enhancements, and evolving industry standards. The Company's success will depend in part on its ability to keep pace with technological developments and emerging industry standards and to respond to customer requirements by enhancing its current products and developing and introducing new products. Failure to anticipate or respond rapidly to advances in technology and to adapt the Company's products appropriately could render the Company's products obsolete and have a material adverse effect on the success of the Company's products and thus on the Company's business, financial condition and results of operations.

PRODUCT DEVELOPMENT RISKS

     The Company's success will depend in part on its ability to develop and introduce product enhancements and new products. The success of any product enhancement or new product depends on many factors, including the amount of resources devoted to its development, product competition and marketing campaigns. There can be no assurance that the Company will succeed in developing, introducing and marketing any product enhancements or new products in a timely fashion, if at all, or that such enhancements or new products will, if introduced, gain market acceptance. Failure to develop or introduce enhancements or new products, or significant delays in doing so, could have a material adverse effect on the Company's business, financial condition and results of operations.

     Products as complex as the Company's frequently contain undetected hardware or software errors ('bugs") when first introduced or as new versions are released. Despite testing and quality control efforts by the Company and current and potential customers, the Company anticipates that such errors may be found from time to time in new or enhanced products after commercial introduction. In addition, errors may occur when the Company's products are integrated with products of other companies which are designed to interoperate with the Company's products. The occurrence of such errors could, and the inability to correct errors would, result in the delay or loss of market acceptance of the Company's products, possible warranty expense, diversion of engineering and other resources from product development efforts and the loss of credibility in the market, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

HISTORY OF OPERATING LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY; RISK OF PRODUCT RETURNS

     The Company has incurred net losses in each of the past three years and, at December 31, 1997, had an accumulated shareholders' deficit of approximately $27.1 million. The Company has continued to incur operating losses since December 31, 1997. Net losses for the years ended December 31, 1995, 1996 and 1997 were approximately $3.3 million, $5.3 million and $9.8 million, respectively. Future operating results will depend on many factors, including the growth of the Fibre Channel market, demand for the Company's products, the level of product and price competition, and the Company's ability to develop and market new products, general economic conditions and other factors. There can be no assurance that the Company will achieve or sustain profitability in the future.

     In addition, in recognition of the difficulty in obtaining market penetration of the Company's new technology and the necessity to make concessions to customers during the initial introduction of a new technology product, the Company has allowed customers to return products to the Company which do not meet the customer's needs. During the year ended December 31, 1997, the actual products returned by customers had an original sales value of $750,000 and a cost of $312,000. As of December 31, 1997, the Company has a net sales return allowance of $695,000 ($1,050,000 gross sales less the estimated value of the product to be returned) as an estimate of future anticipated returns of product. There can be no assurance that this reserve will be adequate, or that significant returns will not occur in the future.

LACK OF OEM SELLING EXPERIENCE

     For the Company to be successful in selling into the storage area network market it will need to sell directly to original equipment manufacturers (OEMs). The Company has historically sold its products either directly to end users or through resellers but not to OEMs and, therefore, does not have experience selling its products through this channel. There can be no assurance that the Company will be successful selling its products to OEMs.

RISKS ASSOCIATED WITH MANAGING GROWTH

     The anticipated growth of the Company's operations will place significant strain on the Company's management, sales and marketing, manufacturing, operating and financial systems and resources. If such growth occurs, the Company may encounter difficulties, including problems involving lower than projected production rates, lower quality control and assurance, decreased product reliability, increased manufacturing costs, difficulties in maintaining internal accounting controls, malfunctioning of existing and new equipment, insufficient or untimely component supplies and shortages of personnel. There can be no assurance that the Company will be able successfully to plan for or manage increased production and marketing of its products. The failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION IN FIBRE CHANNEL MARKET

     The Company's Fibre Channel products encounter competition from other Fibre Channel products in addition to competition from other network technology products. For example, Brocade Communications Systems, Inc., Arcxel, and McData have developed Fibre Channel switches. Other companies may also be developing switches. In addition, a number of companies, including Emulex Corp, Q Logic Corp., Jaycor Corp. Gadzooks Corp., G2 Corp. and Interphase Corp. are developing Fibre Channel products other than switches, such as adapters or hubs, and the Company anticipates that these and other companies will introduce commercial Fibre Channel products in the near future. In the event that Fibre Channel technology gains wider market acceptance, it is likely that an increasing number of competitors will begin developing and marketing Fibre Channel products. Some of the companies that produce or may produce Fibre Channel products competitive with the Company's products have substantially greater financial, technological and marketing resources than the Company. There can be no assurance that the Company will be able to compete effectively against current or future competitors, or that such competitors will not succeed in adapting more rapidly and effectively to changes in technology or in the market or in developing or marketing products that will be more widely accepted. A failure to compete effectively would prevent the Company from generating sufficient sales to allow the Company to attain profitable operations.

DEPENDENCE ON SUBCONTRACTORS

     The Company subcontracts a majority of its production activities, including the manufacture, assembly and testing of the Company's proprietary Fibre Channel switch and adapter designs. Utilization of subcontractors results in dependence on the timely delivery of high quality products from these manufacturers and may leave the Company with less flexibility and control over the manufacturing process than if it conducted all of these operations internally. There can be no assurance that the timely delivery of quality products will not be interrupted; any such interruption would have a material adverse effect on the Company's ability to deliver its products until acceptable arrangements could be made with a qualified alternative subcontractor. There can be no assurance that the Company would be able to reach an arrangement with such a subcontractor at acceptable prices and adequate quality levels on a timely basis. If the Company were unable to do so, such an interruption would have a material adverse effect on the Company's business, financial condition and results of operations. Purchases from a major subcontractor were approximately $6,480,000, $5,086,000 and $870,000 in 1997, 1996 and 1995,
respectively.

DEPENDENCE ON SUPPLIERS AND AVAILABILITY OF COMPONENTS

     Certain of the components used in Ancor's products are available only from a single supplier or from a limited number of suppliers, and others may from time to time be in short supply or temporarily be available from only a single supplier. The unavailability of adequate quantities of components, a reduction or interruption in component supply, a disruption of existing supplier relationships, an inability to develop alternative sources or a significant increase in the price of components could each have a material adverse effect on the Company's ability to produce and market its products.

DEPENDENCE ON CUSTOMER

     A significant portion of the Company's revenues (88% in fiscal 1997 and 41% in fiscal 1996) were generated by a single customer, Hucom, Inc. Product purchased from the Company by Hucom is remarketed to end users. A significant portion of Hucom's sales of Ancor's products in fiscal 1996 and fiscal 1997 have been to one end user. In future periods, Hucom's sales of Ancor's products to this end user are expected to be significantly less than in fiscal 1997. The Company's business would be materially, adversely impacted if other end users are not found to replace this level of business or if Hucom ceased doing business with the Company unless and until additional resellers are established. The Company's revenues in the future may also be generated by a single customer or a small number of significant customers.

NEED TO ATTRACT AND RETAIN KEY PERSONNEL

     The success of the Company is dependent on its ability to attract and retain personnel needed for its business. The Company's personnel needs include highly trained personnel for such areas as management, sales and engineering. In particular, the Company's success will depend in part on the continued service of certain key personnel, including Mr. Ken Hendrickson, who was named its Chief Executive Officer in August 1997, Mr. Calvin G. Nelson, its President, and Mr. Steven E. Snyder, its Chief Financial Officer. As the Company increases its production and sales levels, it will need to attract and retain additional qualified skilled and unskilled workers for its operations. In recent years there has been great demand for qualified skilled and unskilled employees in the Minneapolis area, where the Company's main operations are located. There can be no assurance that the Company will be successful in attracting and retaining the personnel needed for its business. Any failure to do so would adversely affect the Company's business, financial condition and results of operations.

DEPENDENCE ON INTELLECTUAL PROPERTY

     The Company's success will depend in part on its ability to protect its proprietary rights and to operate without infringing on the proprietary rights of third parties. The Company currently holds one U.S. patent covering certain aspects of one of its Fibre Channel switches. The Company may apply for additional patents in the future. There can be no assurance that any of the Company's future patent applications will result in issued patents, that the scope of any current or future patents issued to the Company will prevent competitors from introducing competitive products or that any current or future patents issued to the Company would be enforceable if challenged. In addition, other parties may hold or receive patents that contain claims covering other technology included in the Company's current or future products that could hinder or prevent the sale of the Company's products or require the Company to obtain licenses to such technology, which might not be available on acceptable terms or at all.

     In addition to patents, the Company intends to rely upon unpatented trade secrets and know-how and on the expertise of its employees. Although the Company believes that it has in the past taken, and intends in the future to take, appropriate steps to protect its unpatented proprietary rights, including requiring that its employees and third parties granted access to the Company's proprietary technology enter into confidentiality agreements with the Company, there can be no assurance that these measures will be sufficient to protect the Company's rights against third parties. Likewise, there can be no assurance that others will not independently develop or otherwise acquire unpatented technologies or products similar or superior to those of the Company.

     The Company has registered three trademarks with the United States Patent and Trademark Office (the "PTO") and has filed for registration of four additional marks in which it claims trademark rights, one of which has been allowed. United States trademark rights are acquired by use rather than by registration, and there can be no assurance that others do not have conflicting or superior rights to the Company's unregistered trademarks. There can thus be no assurance that any of the trademarks covered by the Company's applications for registration will be found registrable, that registrations will issue, or that the Company can support the cost of defense of its trademarks.

     The high technology area frequently features disputes over intellectual property. The Company may in the future be required to defend its intellectual property rights against infringement, duplication and discovery by third parties or to defend itself against third-party claims of infringement. Likewise, disputes may arise in the future with respect to ownership of technology developed by employees who were previously employed by other companies. Any such litigation or disputes could result in substantial costs to, and a diversion of effort by, the Company. An adverse determination could subject the Company to significant liabilities to third parties, require the Company to seek licenses from or pay royalties to third parties or require the Company to develop appropriate alternative technology. There can be no assurance that any such licenses would be available on acceptable terms or at all, or that the Company could develop alternate technology at an acceptable price or at all. Any of these events could have a material adverse effect on the Company's business, financial condition and results of operations.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company's operating results may vary significantly from quarter to quarter due to such factors as changes in customer buying patterns, the timing of the announcement and introduction of new products by the Company or its competitors, the tactics of the Company's competitors, technological developments affecting the data communication network market, and the overall strength of the economy. All of these factors, along with the uncertainties associated with the introduction of any new product or product enhancement, in gauging ultimate customer demand, and in predicting general trends in the market for the Company's products, may limit management's ability to plan for production and to forecast quarterly results of operations accurately. Fluctuations in such quarterly operating results or the Company's failure to meet analysts' projections or public expectations as to results may adversely affect the market price of the Common Stock. The Company's operating results for any particular quarter are not necessarily indicative of results that the Company may achieve for any subsequent quarter or full fiscal year.

STOCK PRICE VOLATILITY

     The stock markets recently have experienced extreme price and volume fluctuations, which have particularly affected the market prices of many high technology companies and which have often been unrelated to the operating performance of such companies. The trading prices of the Company's Common Stock have in the past been, and could in the future be, subject to wide fluctuations in response to a variety of events or factors, many of which are beyond the Company's control. These could include, without limitation (i) quarterly variations in the Company's operating results, (ii) the liquidity of the market for the Common Stock, (iii) announcements of business developments by the Company or its competitors, (iv) public perception regarding Fibre Channel's market status, (v) developments or disputes concerning proprietary rights, (vi) technological innovations or newly introduced products, and (vii) general conditions in the data communications network industry and the economy.

POTENTIAL REDEMPTION OF PREFERRED STOCK

     Pursuant to the requirements for continued listing on the Nasdaq SmallCap Market, in the absence of shareholder approval, the Company may be subject to the requirement that it not issue, in the aggregate, more than twenty percent of the outstanding shares of Common Stock as of February 19, 1998 upon conversion of the Series C Preferred Stock. The actual number of shares of Common Stock to be issued upon conversion of the Series C Preferred Stock will depend on the average closing price of the Common Stock prior to conversion. The Company is obligated to redeem any shares of Series C Preferred Stock which may not be converted as a result of such regulatory limitation. The cash demands to fund such a redemption may adversely affect the Company's ability to make future capital expenditures and fund the development and launch of new products. Furthermore, there can be no assurance that the Company will have cash available to fund such a redemption.

     The Company is also obligated to redeem the Series C Preferred Stock, at the option of the holders, at a price equal to the greater of (i) 125% of the Total Value (as defined in the Certificate of Designation for the Series C Preferred Stock) or (ii) the product of (A) the Conversion Rate (as defined therein) and (B) the closing sale price of the Common Stock in the event of announcement of a Major Transaction (as defined in the Certificate of Designation) or occurrence of a Triggering Event (as defined therein).

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

     The Company anticipates that cash on hand, interest expected to be earned thereon and anticipated revenues from operations will be sufficient to finance the Company's operations at least through December 1998, although there can be no assurance that additional capital will not be required sooner. In order to meet its needs beyond such time, the Company may be required to raise additional capital. There can be no assurance that sufficient capital will be available if and when required on terms acceptable to the Company, if at all. Any additional equity financings may be dilutive to purchasers in this offering, and any debt financing may involve restrictive covenants. Failure to secure additional financing if and when needed could adversely affect the Company and its operations, including requiring the Company to delay, scale back, or eliminate market expansion activities and research and development on existing or new products, or forcing the Company to cease operations entirely.

POTENTIAL DILUTION; SHARES ELIGIBLE FOR FUTURE SALES; POSSIBLE EFFECT ON ADDITIONAL EQUITY FINANCING

     A substantial number of shares of Common Stock are or will be issuable by the Company upon the conversion of the Series C Preferred Stock and upon conversion of Series B Preferred Stock previously issued by the Company and upon the exercise of certain warrants issued to the placement agent of the Series C Preferred Stock (the "Agent Warrants") which could result in dilution to a shareholder's percentage ownership interest in the Company and could adversely affect the market price of the Common Stock. Under the applicable conversion formulas of the Series C Preferred Stock and the Series B Preferred Stock, the number of shares of Common Stock issuable upon conversion is inversely proportional to the market price of the Common Stock at the time of conversion (i.e., the number of shares increases as the market price of the Common Stock decreases); and except with respect to certain redemption rights of the Company for the Preferred Stock and the limitation under NASD rules, subject to shareholder approval which is being requested by the Company, there is no cap on the number of shares of Common Stock which may be issued. In addition, the number of shares issuable upon the conversion of the Series C Preferred Stock and the Series B Preferred Stock and the exercise of the Agent Warrants is subject to adjustment upon the occurrence of certain dilutive events. For a complete description of the rights of holders of Series C Preferred Stock and Agent Warrants, see the Company's Current Report on Form 8-K filed on February 23, 1998, including the exhibits thereto.

     On March 1, 1998, there were issued and outstanding a total of 11,918,226 shares of Common Stock. If all of the convertible preferred stock which the Company has issued were converted into shares of Common Stock on the date hereof and if all warrants outstanding were exercised, there would be outstanding ________ shares of Common Stock. Of these, the Company currently has registered for resale __________ shares of Common Stock. The Company has registered a total of 2,816,144 Shares hereunder, which includes shares in excess of the number of Shares currently issuable upon conversion of the Series C Preferred Stock and exercise of the Agent Warrants, if all such conversions and exercises occurred on the date hereof, in an effort to ensure that a sufficient number of Shares are registered in the event the price of the Company's Common Stock decreases. All of the Shares registered hereby, if and when issued, will be eligible for sale in the open market without restriction. Additional shares of Common Stock, including shares issuable upon conversion of Series B Preferred Stock and exercise of options and warrants, will also become eligible for sale in the public market from time to time. The sale or availability for sale of a significant number of shares of Common Stock in the public market could adversely affect the market price of the Common Stock. In addition, certain holders of outstanding securities of the Company have rights to approve and/or participate in certain types of future equity financing by the Company. The availability to the Company of additional equity financing, and the terms of any such financing, may be adversely affected by the foregoing.

LITIGATION

     The Company, along with Stephen O'Hara, Lee B. Lewis and Dale Showers, has been named as a defendant in a securities action captioned Richard Radman and Sol Rosenthal v. Ancor Communications, Inc., et al. filed in the United States District Court for the District of Minnesota on July 24, 1997. The lawsuit, a putative class action, alleges that the Company violated sections 10(b) and 20(a) of the Securities Exchange Act of 1934 when it allegedly made misleading public disclosures relating to the Company's contract with Sequent Computer Systems, Inc. and the Company's quarterly revenues. This action is in the preliminary stage and the parties have not begun discovery. The Company believes that the lawsuit is without merit and intends to defend it vigorously. However, there is no assurance that any judgment, order or decree against the Company arising out of this action will not have a material adverse effect on the Company or its business.

     The Company is also a defendant in a lawsuit currently pending in United States District Court for the District of New Hampshire arising out of a commission dispute. The lawsuit was commenced on December 29, 1997, by Westrade International, Inc. ("Westrade"). The Company and Westrade were parties to an agreement in which Westrade assisted the Company in signing up distributors for the Company's products in exchange for a commission on sales made to those distributors payable when payment was received by the Company. Westrade alleges that it is owed commissions for sales made for which the Company has not received payment. The complaint alleges five counts including breach of contract and misrepresentation. The Company denies the allegations in the Complaint and will vigorously defend the action.

INVENTORY OBSOLESCENCE

     The market in which the Company operates is characterized by rapid technological change, including changes in customer requirements, frequent new product introductions and enhancements, and evolving industry standards. Such changes could render the Company's inventory obsolete, thereby having a material adverse effect on the Company's business, financial conditions and results of operations.

ANTI-TAKEOVER PROVISIONS

     Under the Company's Amended and Restated Articles of Incorporation, the Board of Directors may issue up to five million shares of preferred stock, $0.01 par value, on such terms, and with such rights, preferences and designations, as the Board of Directors may determine, without further shareholder action. The Board of Directors exercised this power to create and issue a series of 1,100 shares of Series A Convertible Preferred Stock in March 1996, to create and issue a series of 900 shares of Series B Convertible Preferred Stock in March 1997 and to create and issue a series of 1,100 shares of Series C Convertible Preferred Stock in February 1998. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of any holders of any preferred stock so issued. Furthermore, under the Company's Amended and Restated Articles of Incorporation, the Company's Board of Directors is classified and directors serve for staggered three-year terms. In addition to these provisions in its Amended and Restated Articles of Incorporation, the Company is subject to certain provisions of the Minnesota Business Corporation Act that limit the voting rights of shares acquired in certain acquisitions and restrict certain business combinations. The existence or issuance of "blank check" preferred stock, the existence of a staggered board and the effect of other anti-takeover provisions in the Company's charter documents or Minnesota law, individually or in the aggregate, may render more difficult or discourage any attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise, which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

NO DIVIDENDS

     The Company has never paid or declared a dividend on its capital stock and does not anticipate doing so for the foreseeable future.

                       ANCOR COMMUNICATIONS, INCORPORATED


     Ancor Communications, Incorporated, incorporated in 1986, is recognized as a leading developer of Fibre Channel network products. Fibre Channel is a high bandwidth, low latency advance in data communications technology developed under the auspices of the ANSI. Ancor develops, manufactures, and markets Fibre Channel switches, interface adapters and application specific integrated circuits ("ASICs") and router products.

     In 1992, Ancor delivered its first prototype Fibre Channel switches and interface adapters. Commercial Fibre Channel switch and interface deliveries began in 1993. Since that product introduction, joint development and marketing alliances and significant customer relationships have been achieved with major industry players such as IBM, Hewlett-Packard, AT&T and Sun Microsystems. Ancor's Fibre Channel products are used by organizations worldwide for enhanced network performance, scalability and connectivity. Fibre Channel enables the transfer of data at speeds ranging from 266 Mbps to 1 Gigabit per second.

     Since its inception, Ancor's core technology has been built around the utilization of fiber optic cable for data transmission. Originally, through its Anderson Cornelius division, Ancor provided fiber optic manufacturing data collection systems to Ford Motor Company. In 1989, Ancor began selling its fiber optic defense communication products to the U.S. Navy. Its current Fibre Channel product category was initiated in 1988 when Ancor participated as an original member of the founding task group of the ANSI committee dedicated to the creation of the Fibre Channel standard. Today Ancor -- an active member of the ANSI Fibre Channel committee and the Fibre Channel Association -- focuses entirely on the development of Fibre Channel solutions.

     Today, Ancor offers one of the industry's most complete lines of Fibre Channel solutions for high performance network environments. Ancor's product line includes: quarter and full gigabit speed switches, stackable in modules of 8 or 16 ports and scaleable to support a Fibre Channel network of more than 3,000 nodes; Fibre Channel adapters and drivers for EISA, MCA, PCI, SBus and VME bus types, offering connectivity to popular work stations and servers; and router products offering seamless connectivity between Fibre Channel networks and legacy LAN's. Customers for Ancor Fibre Channel products run high band width, mission critical applications that require optimal network performance and quality of service in data storage, client/server and network backbone market segments. Specific applications include data mining and backup, CAD/CAM, scientific visualization, storage clusters, server interconnect and data backup. Ancor Fibre Channel products include gigabit speed network performance, scalability, interoperability and an ANSI standard that specifies a road map to increase network performance of two and four gigabits per second transfer rates.

     Ancor's principal executive offices are located at 6130 Blue Circle Drive, Minnetonka, Minnesota 55343, (telephone number (612) 932-4000). For further information concerning Ancor, see the documents incorporated by reference herein as described under "Incorporation of Certain Documents by Reference."

                              SELLING SHAREHOLDERS

     The following table sets forth the names of the Selling Shareholders, the number of shares of Common Stock owned beneficially by each of the Selling Shareholders as of March 1, 1998, and the number of shares which may be offered for sale pursuant to this Prospectus. Except under certain limited circumstances, no holder of the Series C Preferred Stock or Agent Warrants is entitled to convert or exercise such securities to the extent that the Shares to be received by such holder upon such conversion or exercise would cause such holder to beneficially own more than 5.00% of the Common Stock of the Company. Therefore, the number of shares set forth herein and which a Selling Shareholder may sell pursuant to the Prospectus may exceed the number of shares of Common Stock such Selling Shareholder would otherwise beneficially own as determined pursuant to Section 13(d) of the Exchange Act. Moreover, pursuant to the regulations of the Nasdaq Stock Market, Inc., the Company may be subject to a limitation that, in the absence of shareholder approval, the aggregate number of shares of Common Stock issuable to the Selling Shareholders at a discount from market price upon conversion of the Series C Preferred Stock and exercise of the Agent Warrants may not exceed 20% of the outstanding shares of Common Stock on February 19, 1998 (i.e. 2,383,725 shares). Unless shareholder approval is obtained to issue Common Stock to the Selling Shareholders in excess of the maximum amount set forth above, none of the Selling Shareholders will be entitled to acquire more than its proportionate share of such maximum amount. Any Series C Preferred Stock which may not be converted and any Agent Warrants which may not be exercised because of such limitation must be redeemed by the Company. Because the Selling Shareholders may offer all, some or none of their Common Stock, no definitive estimate as to the number of shares that will be held by the Selling Shareholders after such offering can be provided and the following table has been prepared on the assumption that all shares of Common Stock covered by this Prospectus will be sold.

     The Company has agreed to initially register 2,816,144 shares for resale by the Selling Shareholders holding the Series C Preferred Stock and Agent Warrants, as well as certain other warrants. The number of Shares shown in the following table as being offered by the Selling Shareholders which hold Series C Preferred Stock and Agent Warrants does not include such presently indeterminate number of Shares as may be issuable upon conversion of the Series C Preferred Stock and Agent Warrants pursuant to the provisions thereof regarding determination of the applicable conversion price and certain antidilution provisions but which Shares are, in accordance with Rule 416 under the Securities Act, included in the Registration Statement of which this Prospectus forms a part.

     Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to all Shares beneficially owned. subject to community property laws where applicable. Except as noted, Shares beneficially owned are deemed to include Shares which may be acquired within 60 days of March 1, 1998.


                                                                                                       SHARES OF
                                                      NUMBER OF                                         COMMON
                                    SERIES C           SHARES                                            STOCK
                                 PREFERRED STOCK    BENEFICIALLY        SHARES                        BENEFICIALLY
                                 OWNED PRIOR TO    OWNED PRIOR TO        BEING            AGENT      OWNED AFTER
NAME                             THE OFFERING(1)   OFFERING(2)(3)     OFFERED(4)       WARRANTS(5)    OFFERING (6)
----                             ---------------   --------------     ----------       -----------   -------------

The Tail Wind Fund Ltd.........          250                  --         602,273                               --
CCG Capital L.L.C (7)..........            4               5,375           9,636                                0
Nelson Partners (7)............          145             489,186         349,318                          294,347
Olympus Securities, Ltd. (7)...          271             656,439         652,864                          292,289
CC Investments, L.D.C..........          425                  --       1,023,864                               --
CCG Investment Fund Ltd. (7)...            5               6,719          12,045                                0
Eric S. Swartz.................                                                            32,529               0
Kendrick Family
    Partnership, LP............                                                            32,529               0
P. Bradford Hathorn............                                                             7,500               0
Charles M. Whiteman............                                                             2,500               0
Carlton M. Johnson, Jr.........                                                             1,500               0
Davis C. Holden................                                                             1,000               0
Swartz Investments, LLC........                                                             2,833               0
Charles B. Krusen..............                                                             5,253               0
Frank G. Mauro.................                                                             1,500               0
H. Nelson Logan................                                                             1,000               0
Kelley E. Smith................                                                               500               0
Sandra M. Mallory..............                                                             1,000               0
Robert L. Hopkins..............                                                               500               0
Dwight B. Bronnum..............                                                               500               0
John G. Kinnard and Company,
    Incorporated...............                                                            75,500               0

    Total......................        1,100                           2,650,000          166,144         536,686


--------------------

(1) The Company's Series C Preferred Stock was issued pursuant to subscription agreements dated February 19, 1998. Each share of Series C Preferred Stock has a stated value of $10,000 and converts into Common Stock, subject to certain restrictions, at a variable conversion rate equal to the lower of
     (i) the Maximum Conversion Price (as defined below) or (ii) the average of the three lowest closing bid prices of the Common Stock during the applicable Pricing Period (as defined below). The Maximum Conversion Price is equal to the lower of (i) $9.00 per share and (ii) a price which is set at a defined premium over the average closing bid price of the Common Stock for the 30 trading days following February 19, 1998. The applicable Pricing Period is a number of consecutive trading days immediately preceding the date of conversion of the Series C Preferred Stock initially equal to twelve and increased by one additional consecutive trading day for each full calendar month which has elapsed since February 19, 1998.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days of March 1, 1998 through the conversion or exercise of any security or other right.

(3) Includes the number of shares of Common stock issuable upon conversion of the Series C Preferred Stock calculated using an assumed conversion price of $7.4583 (representing the average of the three lowest closing bid prices for the Common Stock during the twelve consecutive trading days ending the trading day immediately preceding March 1, 1998), with respect to the stated value of the Series C Preferred Stock plus an accretion of 8% per year, based upon certain conversion provisions of the Series C Preferred Stock (which conversion price could fluctuate from time to time based on changes in the market price of the Common Stock). Also includes shares of Common Stock issuable upon the conversion of shares of the Company's Series B Preferred Stock held by certain of the Selling Shareholders. This Prospectus also covers the resale of such presently indeterminate number of additional Shares as may be issuable upon conversion of the Series C Preferred Stock and future antidilution adjustments in accordance with the terms of the Series C

     Preferred Stock. Pursuant to the terms the Series C Preferred Stock, no holder thereof can covert or exercise any portion of such Series C Preferred Stock if, subject to certain conditions, such conversion would increase such holder's beneficial ownership of the Common Stock (other than shares owned through ownership of the Series C Preferred Stock) to in excess of 5.0%.

(4) The number of shares of Common Stock registered pursuant to the Registration Statement on behalf of the Selling Shareholders holding Series C Preferred Stock and the number of Shares offered hereby by such holders have been determined by agreement between the Company and such Selling Shareholders. Because the number of shares that will ultimately be issued upon conversion of the Series C Preferred Stock is dependent, subject to certain limitations, upon the average of certain closing bid prices of the Common Stock prior to conversion, as described in footnote (1) above, and certain antidilution adjustments, such number of shares (and therefore the number of Shares offered hereby) cannot be determined at this time. The number of Shares being offered by the Selling Shareholders holding Series C Preferred Stock, in accordance with Rule 416 under the Securities Act, also includes such presently indeterminate number of additional Shares as may be issuable upon conversion of the Series C Preferred Stock, based upon fluctuations in the conversion price of the Series C Preferred Stock and future antidilution adjustments in accordance with the terms of the Series C Preferred Stock.

(5) Consists of warrants to purchase 90,644 shares of Common Stock by the designees of Dunwoody Brokerage Services, Inc. in connection with such company's role as placement agent for the private placement of the Company's Series C Preferred Stock in March 1998 and warrants to purchase 75,500 shares of Common Stock by John G. Kinnard and Company, Incorporated in connection with such company's role as placement agent for private placements of the Company's Common Stock in April 1995 and October 1995.

(6) Gives effect to the conversion of all shares of Series C Preferred Stock and the exercise of all warrants by all Selling Shareholders.

(7) Citadel Limited Partnership is the managing general partner of Nelson Partners and the trading manager of each of Olympus Securities, Ltd., CCG Capital L.L.C. and CCG Investment Fund Ltd. (collectively, the "Citadel Entities") and consequently has voting control and investment discretion over securities held by the Citadel Entities. The ownership for each of the Citadel Entities does not include the ownership information for the other Citadel Entities. Citadel Limited Partnership and each of the Citadel Entities disclaims beneficial ownership of the Shares held by the other Citadel Entities.

                              PLAN OF DISTRIBUTION

     The Shares will be offered and sold by the Selling Shareholders for their own accounts. The Company will not receive any proceeds from the sale of the Shares pursuant to this Prospectus. The Company has agreed to pay the expenses of registration of the Shares, including legal and accounting fees.

     The Shares offered hereby may be sold by the Selling Shareholders or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. The Shares may be sold from time to time in transactions in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transaction by selling the Shares to or through broker-dealers, including block trades in which brokers or dealers will attempt to sell the Shares as agent but may position and resell the block as principal transaction, or is one or more underwritten offerings on a firm commitment or best efforts basis. Sales of Selling Shareholders' Shares may also be made pursuant to Rule 144 under the Securities Act, where applicable.

     To the extent required under the Securities Act, the aggregate amount of Selling Shareholders' Shares being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying Prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the Shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a Selling Shareholder and/or purchasers of Selling Shareholders' Shares, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     From time to time, one or more of the Selling Shareholders may pledge, hypothecate or grant a security interest in some or all of the Shares owned by them, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be Selling Shareholders hereunder. In addition, a Selling Shareholder may, from time to time, sell short the Common Stock of the Company, and in such instances, this Prospectus may be delivered in connection with such short sales and the Shares offered hereby may be used to cover such short sales.

         From time to time, one or more of the Selling Shareholders may transfer, pledge, donate or assign such Selling Shareholders' Shares to lenders or others and each of such persons will be deemed to be a "Selling Shareholder" for purposes of this Prospectus. The number of Selling Shareholders' Shares beneficially owned by those Selling Shareholders who so transfer, pledge, donate or assign Selling Shareholders' Shares will decrease as and when they take such actions. The plan of distribution for Selling Shareholders' shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be Selling Shareholders hereunder.

     A Selling Shareholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Common Share in the course of hedging the positions they assume with such Selling Shareholder, including, without limitation, in connection with distributions of the Common Share by such broker-dealers. A Selling Shareholder may also enter into option or other transactions with broker-dealers that involve the delivery of the Common Stock to the broker-dealers, who may then resell or otherwise transfer such Common Stock. A Selling Shareholder may also loan or pledge the Common Stock to a broker-dealer and the broker-dealer may sell the Common Stock so loaned or upon a default may sell or otherwise transfer the pledged Common Stock.

     Shares to be sold hereunder may be issued upon conversion of the Series C Preferred Stock in accordance with its terms, or in other transactions with the Company involving the Series C Preferred Stock, including, without limitation, issuance of Shares in exchange for shares of Series C Preferred Stock and issuance of Shares pursuant to modification of the terms of the Series C Preferred Stock, or in settlement of claims with respect to rights of holders of Series C Preferred Stock.

     In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The Selling Shareholders and any broker-dealer or agents that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

                                     EXPERTS

     The audited financial statements of the Company for the years ended December 31, 1997, December 31, 1996 and December 31, 1995. Incorporated herein and in the registration statement by reference to the Company's Annual Report on Form 10-K have been audited by McGladrey & Pullen, LLP, independent auditors, to the extent set forth in their report included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                                  LEGAL MATTERS

     The validity of the Shares offered hereby has been passed upon for the Company by Dorsey & Whitney LLP, 220 South Sixth Street, Minneapolis, Minnesota 55402.

                                    PART II.


                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         SEC Registration Fee......................................      $6,389
         Accounting Fees and Expenses..............................       3,000
         Legal Fees and Expenses...................................       5,000
                  Total............................................      $8,638

     All fees and expenses other than the SEC registration fee are estimated. The expenses listed above will be paid by the Company.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article eight of the Company's Second Amended and Restated Articles of Incorporation provides that a director shall not be liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Sections 302A.559 or 80A.23 of the Minnesota Statutes, (iv) for any transaction from which the director derived an improper personal benefit, or (v) for any act or omission occurring prior to the date when such Article eight became effective.

     The Restated Bylaws of the Company provide that the officers and directors of the Company and certain others shall be indemnified to substantially the same extent permitted by Minnesota law.

     Section 302A.521 of the Minnesota Business Corporation Act provides that a corporation shall indemnify any person who was or is made or is threatened to be made a party to any proceeding, by reason of the former or present official capacity (as defined) of such person, against judgments, penalties, fines, settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or complete civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights.

     The Company maintains a standard policy of officers' and directors' insurance.

ITEM 16.  LIST OF EXHIBITS

     4 Series C Preferred Stock Form Warrant issued to Dunwoody Brokerage Services, Inc.

     5    Opinion of Dorsey & Whitney LLP

     23.1 Form of Consent of McGladrey & Pullen, LLP

     23.2 Consent of Dorsey & Whitney LLP (included in Exhibit 5 to this Registration Statement)

     24   Power of Attorney

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in the information set forth in the registration statement;

               Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on March 11, 1998.






                                        ANCOR COMMUNICATIONS, INCORPORATED



                                        By /s/Kenneth E. Hendrickson
                                           -----------------------------
                                           Kenneth E. Hendrickson
                                           Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on March 11, 1998.


SIGNATURE                                  TITLE

/s/ Kenneth E. Hendrickson
-------------------------------            Chief Executive Officer and Director
Kenneth E. Hendrickson                     (principal executive officer)

/s/ Steve E. Snyder
-------------------------------            Chief Financial Officer
Steve E. Snyder                            (principal financial officer)


             *
-------------------------------            Director
Amyl Ahola


             *
-------------------------------            Director
Gerald M. Bestler


             *
-------------------------------            Director
Thomas F. Hunt, Jr.


             *
-------------------------------            Director
Paul F. Lidsky


-------------------------------            Director
John F. Carlson


* By /s/ Kenneth E. Hendrickson
     --------------------------
     Kenneth E. Hendrickson